[K&L Gates LLP Letterhead]

September 30, 2014

Anu Dubey

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Salient Midstream & MLP Fund

(the “Acquiring Fund” or “SMM”)

File No.: 333-198304

Dear Ms. Dubey:

On behalf of the Acquiring Fund, we submit this letter in response to comments received by telephone on September 26, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Acquiring Fund’s Registration Statement on Form N-14 filed on August 22, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Salient MLP & Energy Infrastructure Fund (the “Target Fund” or “SMF”) with and into the Acquiring Fund. The Acquiring Fund and the Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the meanings ascribed to them in the Registration Statement.

The Acquiring Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Acquiring Fund. The Acquiring Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Acquiring Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the staff’s comments and the Acquiring Fund’s responses.

Comment 1: It is stated that “the Fund does not intend to treat any class of limited partner interests of MLPs that the Fund hold as “voting securities” unless the security holders of such class currently have the ability, under the partnership agreement, to remove the general partner (assuming a sufficient vote of such securities, other than securities held by the general partner, in favor of such removal) or the Fund has an economic interest of sufficient size that otherwise gives the Fund the de facto power to exercise a controlling influence over such MLP.” Please clarify that the Fund also would hold a voting security if it had the ability to elect or replace the general partner. In addition, please disclosure any holdings of limited partner interests of MLPs that the Fund treats as voting securities.

Response: As discussed with the staff, the Fund has removed the “Risk of Owning Securities of Affiliates” disclosure from the Registration Statement.

Comment 2: In the capitalization table, the $171,000 in reorganization expenses should be presented as a separate adjustment with a footnote explaining the adjustment.

Response: The requested change has been made.

Comment 3: The $171,000 adjustment for reorganization expenses should be removed from the statement of operations.

Response: The requested change has been made.

*        *        *         *        *

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 951-9209 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Pablo J. Man
Pablo J. Man

2